UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                Gravity Co., Ltd.
            ---------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value Won 500 Per Share

        Shares of Common Stock in the form of American Depository Shares*
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    38911N107
            ---------------------------------------------------------
                                 (CUSIP Number)

                          Moon Capital Master Fund Ltd.
                         c/o Moon Capital Management LP
                           499 Park Avenue, 8th Floor
                               New York, NY 10022
                        Attention: Andrew L. Wright, Esq.
                                 General Counsel
                                 (212) 652-4567

                                 with a copy to:
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                          Attention: Sey-Hyo Lee, Esq.
                                 (212) 408-5100
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   May 4, 2006
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

-------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------
* Each American Depository Share represents one-fourth of one share of common stock, par value Won 500 per share (the "Common Stock").

                                  SCHEDULE 13D
-------------------                                      ----------------------
CUSIP No. 38911N107                                        Page 2 of 13 Pages
-------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Moon Capital Master Fund Ltd.
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY


--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]

--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
-------------------------------------------------------------------------------
    NUMBER OF          7    SOLE VOTING POWER

     SHARES                 -0-
                    ------- ---------------------------------------------------
   BENEFICIALLY        8    SHARED VOTING POWER

     OWNED BY               536,783*
                    ------- ---------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER

    REPORTING               -0-
                    ------- ---------------------------------------------------
     PERSON            10   SHARED DISPOSITIVE POWER

      WITH                  536,783*
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          536,783*
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.7% of outstanding shares of Common Stock
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------- ---------------------------------------------------------------------

--------
* Includes 105,971 shares of Common Stock and 1,723,248 American Depository Shares ("ADSs") representing 430,812 shares of Common Stock.

                                  SCHEDULE 13D
-------------------                                      ----------------------
CUSIP No. 38911N107                                        Page 3 of 13 Pages
-------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Moon Capital Leveraged Master Fund Ltd.
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY


--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]

--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
-------------------------------------------------------------------------------
    NUMBER OF          7    SOLE VOTING POWER

     SHARES                 -0-
                    ------- ---------------------------------------------------
   BENEFICIALLY        8    SHARED VOTING POWER

     OWNED BY               7,236.75*
                    ------- ---------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER

    REPORTING               -0-
                    ------- ---------------------------------------------------
     PERSON            10   SHARED DISPOSITIVE POWER

      WITH                  7,236.75*
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,236.75*
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.1% of outstanding shares of Common Stock
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------- ---------------------------------------------------------------------

--------
* Represents 28,947 ADSs.

                                  SCHEDULE 13D
-------------------                                      ----------------------
CUSIP No. 38911N107                                        Page 4 of 13 Pages
-------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Moon Capital Management LP
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY


--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]

--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
    NUMBER OF          7    SOLE VOTING POWER

     SHARES                 -0-
                    ------- ---------------------------------------------------
   BENEFICIALLY        8    SHARED VOTING POWER

     OWNED BY               544,019.75*
                    ------- ---------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER

    REPORTING               -0-
                    ------- ---------------------------------------------------
     PERSON            10   SHARED DISPOSITIVE POWER

      WITH                  544,019.75*
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          544,019.75*
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.8% of outstanding shares of Common Stock
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          PN
--------- ---------------------------------------------------------------------

--------
* Includes 105,971 shares of Common Stock and 1,752,195 ADSs representing 438,048.75 shares of Common Stock.

                                  SCHEDULE 13D
-------------------                                      ----------------------
CUSIP No. 38911N107                                        Page 5 of 13 Pages
-------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          JWM Capital LLC
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY


--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]

--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
    NUMBER OF          7    SOLE VOTING POWER

     SHARES                 -0-
                    ------- ---------------------------------------------------
   BENEFICIALLY        8    SHARED VOTING POWER

     OWNED BY               544,019.75*
                    ------- ---------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER

    REPORTING               -0-
                    ------- ---------------------------------------------------
     PERSON            10   SHARED DISPOSITIVE POWER

      WITH                  544,019.75*
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          544,019.75*
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.8% of outstanding shares of Common Stock
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          OO
--------- ---------------------------------------------------------------------

--------
* Includes 105,971 shares of Common Stock and 1,752,195 ADSs representing 438,048.75 shares of Common Stock.

                                  SCHEDULE 13D
-------------------                                      ----------------------
CUSIP No. 38911N107                                        Page 6 of 13 Pages
-------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          John W. Moon
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY


--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]

--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
-------------------------------------------------------------------------------
    NUMBER OF          7    SOLE VOTING POWER

     SHARES                 -0-
                    ------- ---------------------------------------------------
   BENEFICIALLY        8    SHARED VOTING POWER

     OWNED BY               544,019.75*
                    ------- ---------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER

    REPORTING               -0-
                    ------- ---------------------------------------------------
     PERSON            10   SHARED DISPOSITIVE POWER

      WITH                  544,019.75*
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          544,019.75*
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.8% of outstanding shares of Common Stock
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------- ---------------------------------------------------------------------

--------
* Includes 105,971 shares of Common Stock and 1,752,195 ADSs representing 438,048.75 shares of Common Stock.

CUSIP NO. 38911N107               SCHEDULE 13D             Page 7 of 13 Pages


         This Amendment No. 1 (this "Amendment") amends and supplements the
Schedule 13D filed March 28, 2006 (the "Schedule 13D") by Moon Capital Master Fund Ltd., Moon Capital Management, JWM Capital LLC and Mr. John W. Moon in connection with the American Depository Shares of Gravity Co., Ltd. Capitalized terms used in this Amendment and not otherwise defined herein have the meanings assigned to such terms in the Schedule 13D.


Item 1.  Security and Issuer.

         Item 1 is hereby amended and restated in its entirety as follows:

         This statement relates to shares of common stock, par value Won 500 per share (the "Common Stock") and American Depository Shares ("ADSs") representing Common Stock, of Gravity Co., Ltd., a corporation organized under the laws of the Republic of Korea ("Gravity"). Each ADS represents one-fourth of one share of Common Stock. Gravity's principal executive office is located at 14th Floor, Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea.


Item 2.  Identity and Background.

         The first and second paragraphs of Item 2 are hereby amended and restated in their entirety as follows:

         This statement is being filed by:

(i) Moon Capital Master Fund Ltd., a Cayman Islands exempted company (the "Master Fund"), with respect to Common Stock and ADSs directly owned by it;

(ii) Moon Capital Leveraged Master Fund Ltd., a Cayman Islands exempted company (the "Leveraged Fund"), with respect to ADSs directly owned by it;

(iii) Moon Capital Management LP, a Delaware limited partnership (the "Investment Manager"), which serves as the investment manager of the Master Fund and the Leveraged Fund, with respect to Common Stock and ADSs directly owned by the Master Fund and the Leveraged Fund;

(iv) JWM Capital LLC, a Delaware limited liability company (the "IMGP"), which serves as the general partner of the Investment Manager, with respect to Common Stock and ADSs directly owned by the Master Fund and the Leveraged Fund;

(v) Mr. John W. Moon ("Mr. Moon"), who serves as the managing member of the IMGP with respect to Common Stock and ADSs directly owned by the Master Fund and the Leveraged Fund.

         The Master Fund, the Leveraged Fund, the Investment Manager, the IMGP and Mr. Moon are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief. By virtue of the communications among the Reporting

CUSIP NO. 38911N107               SCHEDULE 13D             Page 8 of 13 Pages


Persons and representatives of Ramius Capital Group, LLC and certain of its affiliates (collectively the "Ramius Entities") as to the matters more fully described in Item 4 and the Sharing Agreement, dated as of March 28, 2006, between the Reporting Persons and the Ramius Entities as to the sharing of certain information and expenses attached as an exhibit to the Schedule 13D, the Reporting Persons may be deemed to be a "group" with the Ramius Entities for purposes of the Securities Exchange Act of 1934, as amended (the "Act"). Although the Reporting Persons do not affirm that such a group has been formed, this disclosure is being made to ensure compliance with the Act. On the basis of information provided to the Reporting Persons by the Ramius Entities, the Reporting Persons believe that the Ramius Entities are the beneficial owners of an aggregate of 1,413,069 ADSs and 105,973 shares of Common Stock representing approximately 6.6% of the outstanding shares of Common Stock. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than the various accounts under the Reporting Persons' management and control. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by the Ramius Entities (including but not limited to accounts or entities under its control) or any other person or entity other than the various entities and accounts under the Reporting Persons' management and control.


Item 4.  Purpose of Transaction.

         Item 4 is hereby amended by adding the following at the end thereof.

         Effective May 1, 2006, the Master Fund transferred 28,947 ADSs, representing 7,236.75 shares of Common Stock, to the Leveraged Fund, an entity for which the Investment Manager also serves as investment manager.

         The Reporting Persons converted 416,934 ADSs into 104,233 shares of Common Stock on April 26, 2006 and 6,955 ADSs into 1,738 shares of Common
Stock on May 1, 2006 in order to obtain certain shareholder rights under applicable Korean law available to holders of Common Stock (described below). See Section C of Item 5 for a description of the conversions. On the basis of the information provided to the Reporting Persons by the Ramius Entities, the Reporting Persons believe that as of May 1, 2006 the Ramius Entites had converted 423,892 ADSs into 105,973 shares of Common Stock. As a result, The Gravity Committee for Fair Treatment of Minority Shareholders (the "Committee") comprised of the Reporting Persons and the Ramius Entities, collectively own 211,944 shares of Common Stock representing approximately 3.05% of the outstanding Common Stock.

         Under applicable Korean law, as a holder of greater than 3% of the Common Stock, the Committee has the right, which the Committee may exercise at any time and from time to time, to bring a shareholders' derivative lawsuit, demand an extraordinary meeting of shareholders, propose an agenda for the general meeting of shareholders, demand removal of directors or inspect the books and related documents of Gravity. The Committee is

CUSIP NO. 38911N107               SCHEDULE 13D             Page 9 of 13 Pages


considering exercising its right to inspect the books and related documents of Gravity and may in the future consider exercising its other shareholder rights.


Item 5.  Interest in Securities of the Issuer.

         Section A of Item 5 is hereby amended and supplemented as follows:

A. As of the date hereof, the Reporting Persons have the following interests in the securities of Gravity:

(a)      Moon Capital Master Fund Ltd.

         (i)    Amount beneficially owned: 536,783*

         The percentages used herein and in the rest of this Schedule 13D are calculated based upon the 6,948,900 shares of Common Stock issued and outstanding as of the date hereof, including through ADSs.

         (ii)   Percent of class: 7.7% of outstanding shares of Common Stock

         (iii)  Number of shares as to which such person has:

                (a) Sole power to vote or direct the vote: -0-

                (b) Shared power to vote or direct the vote: 536,783*

                (c) Sole power to dispose or direct the disposition: -0-

                (d) Shared power to dispose or direct the disposition:
                    536,783*

(b)      Moon Capital Leveraged Master Fund Ltd.

         (i)    Amount beneficially owned: 7,236.75**

         (ii)   Percent of class: 0.101% of outstanding shares of Common Stock

         (iii)  Number of shares as to which such person has:

                (a) Sole power to vote or direct the vote: -0-

                (b) Shared power to vote or direct the vote: 7,236.75**

                (c) Sole power to dispose or direct the disposition: -0-

--------
* Includes 105,971 shares of Common Stock and 1,723,248 ADSs representing 430,812 shares of Common Stock.

** Represents 28,947 ADSs.

CUSIP NO. 38911N107               SCHEDULE 13D             Page 10 of 13 Pages


                (d) Shared power to dispose or direct the disposition:
                    7,236.75**

(c)      Moon Capital Management LP

         (i)    Amount beneficially owned: 544,019.75***

         (ii)   ***Percent of class: 7.8% of outstanding shares of Common Stock

         (iii)  Number of shares as to which such person has:

                (a) Sole power to vote or direct the vote: -0-

                (b) Shared power to vote or direct the vote: 544,019.75***

                (c) Sole power to dispose or direct the disposition: -0-

                (d) Shared power to dispose or direct the disposition:
                    544,019.75***

(d)      JWM Capital LLC

         (i)    Amount beneficially owned: 544,019.75***

         (ii)   Percent of class: 7.8% of outstanding shares of Common Stock

         (iii)  Number of shares as to which such person has:

                (a) Sole power to vote or direct the vote: -0-

                (b) Shared power to vote or direct the vote: 544,019.75***

                (c) Sole power to dispose or direct the disposition: -0-

                (d) Shared power to dispose or direct the disposition:
                    544,019.75***

(e)      Mr. John W. Moon

         (i)    Amount beneficially owned: 544,019.75***

         (ii)   Percent of class: 7.8% of Outstanding shares of Common Stock

         (iii)  Number of shares as to which such person has:

                (a) Sole power to vote or direct the vote: -0-

--------
** Represents 28,947 ADSs.

*** Includes 105,971 shares of Common Stock and 1,752,195 ADSs representing
    438,048.75 shares of Common Stock.

CUSIP NO. 38911N107               SCHEDULE 13D            Page 11 of 13 Pages


                (b) Shared power to vote or direct the vote: 544,019.75***

                (c) Sole power to dispose or direct the disposition: -0-

                (d) Shared power to dispose or direct the disposition:
                    544,019.75***

         Section C of Item 5 is hereby supplemented as follows:

C. Except as set forth below or in the Schedule 13D, none of the Reporting Persons nor, to the undersigned's knowledge, the Offshore Fund or any of the Master Fund's or the Offshore Fund's executive officers or directors has engaged in any transactions involving ADSs or Common Stock during the 60 days prior to the date of this statement.

         On April 26, 2006 the Master Fund converted 416,934 ADSs into 104,233 shares of Common Stock.

         On May 1, 2006 the Master Fund converted 6,955 ADSs into 1,738 shares of Common Stock.

         On May 1, 2006 the Master Fund transferred 28,147 ADSs representing 7,036.75 shares of Common Stock to the Leveraged Fund.

         On May 1, 2006 the Master Fund purchased 6,638 ADSs on the open market at a price of $8.34 per share.

         On May 1, 2006 the Leveraged Fund purchased 100 ADSs on the open market at a price of $8.34 per share.

         On May 2, 2006 the Master Fund purchased 24,700 ADSs on the open market at a price of $8.18 per share.

         On May 2, 2006 the Leveraged Fund purchased 300 ADSs on the open market at a price of $8.18 per share.

         On May 3, 2006 the Master Fund purchased 34,500 ADSs on the open market at a price of $8.09 per share.

         On May 3, 2006 the Leveraged Fund purchased 500 ADSs on the open market at a price of $8.09 per share.


--------
*** Includes 105,971 shares of Common Stock and 1,752,195 ADSs representing
    438,048.75 shares of Common Stock.

CUSIP NO. 38911N107               SCHEDULE 13D             Page 12 of 13 Pages


Item 6 Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         The second paragraph of Item 6 is hereby amended in its entirety as follows:

         The Reporting Persons have entered into a Joint Filing Agreement attached as Exhibit 1 hereto, as required by Rule 13d-1(k) under the Act.


Item 7.  Material to be Filed as Exhibits.

Exhibit 1       Joint Filing Agreement Pursuant to Rule 13d-1(k)

CUSIP NO. 38911N107               SCHEDULE 13D             Page 13 of 13 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated:  May 4, 2006                  /s/ John W. Moon
                                     -------------------------------------------
                                     John W. Moon,
                                     individually and as managing member of
                                     JWM Capital LLC,
                                     for itself and as the general partner of
                                     Moon Capital Management LP,
                                     for itself and as the investment manager of
                                     Moon Capital Master Fund Ltd. and
                                     Moon Capital Leveraged Master Fund Ltd.